UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 11, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/MF 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 10TH, 2025

DATE, TIME AND PLACE: February 10th, 2025, at 1.30 p.m., at the head office of TIM S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Sul, 13° floor, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Adrian Calaza, Alberto Mario Griselli, Alessandra Michelini, Claudio Giovanni Ezio Ongaro, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Gigliola Bonino, Herculano Aníbal Alves and Michele Valensise, either in person or by means of audio or videoconference, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws.

BOARD: Mr. Nicandro Durante – Chairman; and Mrs. Fabiane Reschke – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Control and Risks Committee; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To resolve on the Internal Audit’s Annual Plan for 2025; (4) Presentation on the results of the Organizational Climate Survey; (5) Update on the Company’s Industrial Plan for 2025 - 2027; (6) To resolve on the payment proposal of the Company’s interest on shareholders’ equity (“JSCP”); (7) To analyze the financial statements of the Company, the respective explanatory notes, as well as the Management Report, all related to the fiscal year ended on December 31st, 2024, and to resolve on their submission to the Annual Shareholders’ Meeting of the Company; and (8) To analyze the Management’s Proposal for the allocation of the results related to the year of 2024 and the dividend distribution by the Company, for submission to the Annual Shareholders’ Meeting of the Company.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. February 10th, 2025

(1) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on February 10th, 2025, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(2) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on February 10th, 2025, as per Mr. Gesner José de Oliveira Filho, Coordinator of the CAE.

(3) Approved the Internal Audit’s Annual Plan for the year 2024, based on the favorable assessment of the CAE and CCR, recorded at its meetings held on February 10th, 2025, and according to the material presented.

(4) Acknowledged of the Company's Organizational Climate Survey, highlighting the current established operating model, the methodology applied to the annual engagement survey, its evolution, and the results obtained in 2024, as per the material presented, which is filed at the Company's headquarters.

(5) The Board Members acknowledged on the update of the premises of the Company's Industrial Plan for the three-year term 2025-2027 and approved the Company's guidelines and initiatives to be used for the period, according to the material presented, which is filed at the Company’s head office.

(6) Approved, based on the Section 46, 3rd paragraph, of the Company’s By-laws, and on the favorable opinion of the Fiscal Council, the distribution of R$200,000,000.00 (two hundred million reais) as Interest on Shareholders’ Equity ("IE"), at R$0.082624038 (zero, point, zero, eight, two, six, two, four, zero, three, eight cents) of gross value per share. The payment will be made until April 22nd, 2025, without the application of any monetary restatement index, considering the date of February 17th, 2025, as the date for identification of shareholders entitled to receive such values. Therefore, the shares acquired after said date will be traded ex-direito of IE distribution. The withholding of Income Tax will be of 15% (fifteen percent) on the occasion of the credit of the IE, except for the shareholders who have differentiated taxation or who are exempt from said taxation. The gross amount per share may be modified due to the variation in the number of treasury shares.

(7) Analyzed the Management’s Report and the Company’s Individual and Consolidated Financial Statements Proposal, dated as of December 31st, 2024, based on the information provided by the Company’s Management and on the material presented. The Board members considered the favorable opinion of: (i) the Fiscal Council; (ii) the CAE; and (iii) the Ernst & Young Auditores Independentes S/S (“EY”) that, in the course of their work, verified the appropriateness of such documents, stating that they properly reflect, in all material aspects, the Company’s financial and equity position. The Board members, as it follows, approved the submission of the Management’s Report and the Company’s Individual and Consolidated Financial Statement Proposal, dated as of December 31st, 2024, to the Company’s Annual Shareholders’ Meeting, to be convened. The members of the Board congratulated the Company’s management for the results obtained throughout the year of 2024.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. February 10th, 2025

 (8) Analyzed the Management’s Proposal for the allocation of the results related to the year of 2024 and the dividend distribution by the Company, based on the material presented and on the Fiscal Council’s and the CAE’s favorable opinions, and approved its submission to the Company’s Annual Shareholders’ Meeting, to be convened.

Extraordinarily, at the request of Mr. Alberto Griselli, Chief Executive Officer of the Company, the terms and conditions for the execution of (i) the Transaction Instrument (“the Transaction Instrument”) and (ii) the Purchase and Sale Agreement (“the Purchase and Sale Agreement”) between the Company and the C6 Group, with the aim, respectively, of: (i) to terminate the Operational Agreement entered into between the Company and C6 Group in 2020, as well as all judicial and arbitral disputes between the parties relating to said Agreement; and (ii) the sale by the Company of its equity participation in Carbon Holding Financeira S.A. (“Target Equity Stake”) to C6 Group, in accordance with the terms and conditions described in the material filed at the Company's headquarters.

After the presentation and the debates that followed, the Board Members authorized the performance of all acts, the execution of any instruments, contracts, judicial or extrajudicial agreements, including in arbitration proceedings, as well as the signing of terms and the making of any statements by the Company's Officers and/or attorneys, acting alone or jointly, and may, in short, adopt all measures necessary for the faithful compliance with this resolution. It is hereby understood that any changes to the conditions presented herein will be subject to further submission to and consideration by the Board.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 10th, 2025.

FABIANE RESCHKE

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 11, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer